July 24, 2006



United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


Attn.: 	Yolanda Crittendon, Staff Accountant
Cicely LaMothe, Accounting Branch Chief

Re:	Empire Global Corp. (the "Company") - File No. 000-50045
		Letter dated June 27, 2006
Form 10-KSB/A for Fiscal Year Ended December 31, 2005
		Filed May 16, 2006
		Form 10-QSB/A for Fiscal Quarter Ended March 31, 2006
		Filed May 26, 2006
		Form 8-K
		Filed November 3, 2005


Dear Ms. Crittendon and Ms. LaMothe:

The following is in response to your letter dated June 27, 2006:

Form 10-KSB/A

Financial Statements and Notes

Consolidated Statements of Stockholders Deficit, page F-4

1. 501 Canada, Inc., the private operating company, is the survivor of the recapitalization with the public shell company, Empire Global Corporation, the private operating company's stockholders' equity should be reflected in the statement retroactively adjusted as of the beginning of the earliest period presented for the effect of the recapitalization. Please advise.

ANSWER:

With regard to the merger of 501 Canada Inc. (the Canadian private operating company) with Empire Global Corp.'s wholly owned Canadian subsidiary Empire Global Acquisition Corp., we reviewed and referred to the respective FASB statements which define "business combinations." The FASB statements broadly defined business combinations to include most instances of corporate change of control. We determined that this transaction fell within the parameters of SFAS 141 which states that all business combinations be accounted for using the purchase method of accounting, unless the entities were under common control prior to the transaction in which case the transaction has to be accounted for in a manner similar to pooling under paragraph 11 of FASB Technical Bulletin No. 85-5 and paragraph D11 of SFAS 141.

Using SFAS 141 as the accounting basis, Empire Global Corp, as required, has reflected the survivor corporation's (i.e., 501 Canada Inc.) stockholders' equity in the "Consolidated Statements of Stockholders Deficit." Furthermore, the "Consolidated Statements of Stockholders' Deficit" has also been retroactively adjusted as of the beginning of the earliest period presented for the effect of the recapitalization.

We refer to the exhibits listed below to indicate the impact of reflecting the survivor corporation's stockholders' equity in the 2004/2005 consolidated statements:

a) Restated with Recapitalization


                                           Accumulated
            Number of Capital Additional         Other Accumulated        Total
               Shares   Stock    Paid-in Comprehensive             Stockholders'
                                 Capital        Income     Deficit       Equity



Balance, January 1,
2004          364,980       4          3       (20,446)    (76,070)     (96,509)

Acquisition of IMM
 Investments
  Inc.        210,000       2         58             -           -           60

Foreign currency translation
 adjustment                                    (18,880)                 (18,880)

Net loss            -       -          -             -    (144,768)    (144,768)

Balance, December 31,
2004          574,980       6         61       (39,326)   (220,838)    (260,097)

Shares issued
 for debt   2,088,720      21        (21)            -           -            -

10 for 1 reverse stock
 split     (1,879,848)    (19)        19             -           -            -

Shares issued for
 services   1,000,000      10        (10)            -           -            -

Shares issued
 for debt     500,000       5         (5)            -           -            -

10 for 1 reverse stock
 split     (1,537,985)    (15)        15             -           -            -

Acquisition of 501 Canada
 Inc.       6,240,000      62  2,593,486             -           -    2,593,548

Foreign currency translation
 adjustment         -       -          -        14,442           -       14,442

Net loss            -       -          -             -    (630,818)    (630,818)

Balance, December 31,
 2005       6,985,867      70  2,593,545       (24,884)   (851,656)   1,717,075

b) Without recapitalization


                                           Accumulated
            Number of Capital Additional         Other Accumulated        Total
               Shares   Stock    Paid-in Comprehensive             Stockholders'
                                 Capital        Income     Deficit       Equity


Balance, January 1,
 2004      36,498,000     521     26,879             -    (35,409)       (8,009)

Acquisition of IMM
 Investments
  Inc.     21,000,000     300    599,700             -          -       600,000

Foreign currency translation
 adjustment         -       -          -       171,494          -       171,494

Net loss            -       -          -             -   (140,174)     (140,174)

Balance, December 31,
 2004      57,498,000     821    626,579       171,494   (175,583)      623,311

Shares issued for
 debt       2,088,720   2,873     (2,873)            -          -             -

10 for 1 reverse stock
 split     (1,879,848) (2,600)     2,600             -          -             -

Shares issued for
 services   1,000,000   1,368     (1,368)            -          -             -

Shares issued for
 debt         500,000     684       (684)            -          -             -

10 for 1 reverse stock
 split     (1,537,985) (2,052)     2,052             -          -             -

Foreign currency translation
 adjustment         -       -          -             -          -             -

Net loss            -       -          -             -          -             -

Balance, December 31,
 2005      57,668,887   1,094    626,306       171,494   (175,583)      623,311





Note 4 - Revenue Producing Real Estate, page F-11

2. We note that 501 recently acquired a property. What consideration was given to providing summary pro forma information to show the impact of the recent acquisition. In addition, clarify how you assigned the allocation of the acquisition price for the property. Refer to SFAS 141.

ANSWER:

Part A - Consideration given to providing summary pro forma information regarding the purchase of the revenue producing property. In May, 2005, 501 Canada Inc. (the private Canadian operation) acquired a rental property located at 3025 Kennedy Road, Toronto, Ontario, Canada as part of the Canadian operations of 501 Canada Inc. It was considered to be the purchase of a tangible operational asset for Canadian purposes and reflected in the financial statements of 501 Canada Inc accordingly.

We determined that as this asset was already part of 501 Canada Inc. and we were already in the process of obtaining audited financial statements of 501 Canada Inc for 2003 and 2004 as well as pro forma statements for 2005, we determined that it was not necessary to provide any pro forma statements of the specific asset (i.e., 3025 Kennedy Road) as it was already part of 501 Canada Inc.

The asset was reflected on the respective 501 Canada Inc 2005 financial statements as follows:


     Land                                  $    838,354
     Building                                 1,257,810
                                           ============
                                           $  2,096,164

Part B - Allocation of the purchase price of the property SFAS 141 provides that all business combinations be accounted for using the purchase method of accounting. Furthermore, SFAS 141, paragraph 10, provides the following broad definition of a business combination:

"The provisions of this Statement apply equally to a business combination in which (a) one or more entities are merged or become subsidiaries, (b) one entity transfers net assets or its owners transfer their equity interests to another, or (c) all entities transfer net assets or the owners of those entities transfer their equity interests to a newly formed entity (some of which are referred to as roll-up or put-together transactions). All those transactions are business combinations regardless of whether the form of consideration given is cash, other assets, a business or a subsidiary of the entity, debt, common or preferred shares or other equity interests, or a combination of those forms and regardless of whether the former owners of one of the combining entities as a group retain or receive a majority of the voting rights of the combined entity. An exchange of a business for a business also is a business combination."

SFAS 141 provides guidelines for determining which intangibles should be separately recognized and valued. Specifically, an intangible should be recognized as an asset apart from goodwill if it arises from contractual or other legal rights or is capable of being separated from the acquired entity. Possibilities are patents, trademarks, copyrights, and franchise agreements, and such items as customer lists, license agreements, order backlogs, employment contracts, and noncompetition agreements.

SFAS 141, paragraph 39, provides the following accounting definition of an acquired intangible asset (other than goodwill):

An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). For purposes of this Statement, however, an intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability. For purposes of this Statement, an assembled workforce shall not be recognized as an intangible asset apart from goodwill.

The acquisition price of the property was allocated between cost of land and the cost of the building. As such, no "intangible" asset was needed to be recognized, thus it was not considered necessary to apply the provisions of SFAS
141. The property is subject to the normal depreciation/amortization rules regarding a tangible asset. Furthermore, it was considered that there was no impairment in value of the property as it was recently purchased at fair market value, thus the provisions of SFAS 141 were not applicable.

Purchase Price                                                   $     2,096,164
Book Value of Net Assets Acquired                                      2,096,164
Excess of Purchase Price over Book                               ===============
      Value of Net Assets Acquired                               $             -


Note 9 - Notes Receivable, page F-12,

3. We note that in connection with the divestiture of IMM Investments you received a note receivable for the full sales price collateralized by the underlying shares. In addition, we note you subsequently modified the terms of the note so interest would not be payable until maturity of the note. Given the lack of significant financial investment in the business by the buyer, advise us how you determined the risks and rewards of ownership for IMM Investments was transferred to the buyer. Reference is made to SAB Topic 5.E.

ANSWER:

SEC Staff Accounting Bulletin (SAB) Topic 5. E., Accounting for Divestiture of a Subsidiary or Other Business Operation, that in assessing whether the legal transfer of ownership of one or more business operations has resulted in a divestiture for accounting purposes, the principal consideration must be an assessment of whether the risks and other incidents of ownership have been transferred to the buyer with sufficient certainty. Other facts and circumstances bring into question the recognition of the transaction as a divestiture for accounting purposes. Facts such as continued involvement in the form of veto power over major contracts or customers, significant voting power on the board of directors, or other involvement in the continuing operations of the business entailing risks or managerial authority similar to that of ownership. In addition, absence of a significant financial investment in the business by the buyer; repayment of debt which constitutes the principal consideration in the transaction is dependant on future successful operations of the business; or the continued necessity for debt or contract performance guarantees on behalf of the business by the seller are all circumstances which raise question about the transfer of incidents of ownership from the seller to the buyer.

SAB Topic 5.E. provides a case study which demonstrates that in order for a legal transfer of business ownership to be recognized and for a full transfer of risk and reward to occur; the beneficial interest in the assets must be transferred. There must also be an exchange of cash flows that mirror changes in the value of the underlying asset and any income derived therefrom to the counterparty, the seller must receive a fixed amount of consideration for the securitized assets, and the transfer of the assets may not contravene any restriction in the documents relating to the underlying assets.

The divesture of IMM Investments Inc. ("IMM") considered a number of factors, primarily the initial consideration paid by the Company to acquire IMM, the fact that the underlying business of IMM was passive investment ownership of securities in the form of common shares and common share warrants and the absence of a significant market for the common shares.

The Company acquired IMM by way of the issuance of 21,000,000 (subsequently reduced to 210,000) common shares of the Company and by divestiture of IMM in exchange received consideration in the form of a Promissory Note for a fixed amount of $3 million, which was based on the intrinsic value of the underlying common shares of Armistice Resources Ltd. ("Armistice") owned by IMM. A number of speculative factors existed which made the actual market value and inherent risks of the asset being disposed of difficult to determine. Primarily, the shares of Armistice were not freely tradable on any market or exchange at the time of the transaction. Also, the success of Armistice was dependant on a number of events such as financing, exploration results, commodity price, etc. These risks were represented to the buyer at the time of the transaction and the buyer has assumed these risks accordingly. The buyer has acquired both the rights and privileges of ownership in the underlying shares of Armistice which include voting privileges, income, profits, dividends, capital gains, tax concessions, etc. The buyer also assumed the inherent risks associated with the ownership of the Armistice shares such as the value of the shares may increase or decrease and cannot be guaranteed. In addition, it cannot be assured that the shares will ever have a liquid market or will be able to trade freely.

The Company believes that it has transferred the rewards in full to the buyer since it no longer enjoys any rights or privileges of ownership of the underlying security assets of IMM nor does it have any claim to the rewards of ownership of these underlying assets such as increases in value, dividend or other income, tax benefits, etc.

The Company has had no and does not intend to have any control over or continued involvement in the business management and the board of directors of IMM. Furthermore, the repayment of the Promissory Note is not dependant or contingent upon the success of operations of either IMM or that of Armistice. The continuing operations of IMM had no contingent on-going liabilities associated with the ownership of the common shares, exercise of the common share warrants associated with the common shares of Armistice acquired by the buyer is optional to the buyer and is not an obligation, necessity or guaranteed in any manner by the Company.

Since the Company relinquished all rights of ownership of IMM, including any control of the management and the corporate board, it no longer retained any of the rights and privileges associated with the ownership of the underlying shares of Armistice and the consummation of the transaction and continued effectiveness of the transaction are not dependant on the success or failure of the underlying Armistice shares. Therefore, the Company believes it has divorced itself of IMM and the rewards and associated commensurate risks were transferred in full to the buyer accordingly.

Note 15 - Capital Stock, page F-17

4. We noted the company took in effect a 10 for 1 reverse stock split on June 30, 2005 and September 30, 2005. We also noted that it is indicated that the reverse stock splits are presented retroactively in the company's Statement of Stockholder's deficit.

ANSWER:

In accordance with SFAS 141 and accounting for business combinations, the stockholders' equity should be reflected in the Consolidated Statements of Stockholders' Equity (Deficit) retroactively adjusted as of the beginning of the earliest period presented for the effect of the recapitalization.

The Securities and Exchange Commission states in SAB Topic 4-C, Change in Capital Structure, that "a capital structure change to a stock dividend, stock split or reverse split occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later. Such changes in the capital structure must be given retroactive effect in the balance sheet. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective."

The Company took in effect a 10-for-1 reverse stock split on June 30, 2005 and a subsequent 10-for-1 reverse stock split on September 30, 2005. Based on Note 15 to the consolidated financial statements as filed in Form 10-KSB/A, the December 31, 2004 share balance total of 574,980 is the restated balance being retroactively calculated as shown in Exhibit 1. The effect of reverse stock splits without the retroactive treatment is presented in Exhibit 2 with the December 31, 2004 share balance total being 57,498,000.


Note 16 - Subsequent Events, page F-17,

5. Reference is being made to page 20 of the Business Section. We noted that you included financial information relating to Excel Empire Limited. Please clarify whether the acquisition of Excel Empire Limited is probable. If so, please clarify how you considered the reporting requirements of Item 310(c) of Regulation S-B.

ANSWER:

Item 310 (c) of Regulation S-B, Financial Statements of Businesses Acquired or to be Acquired, requires that if a business combination is accounted for as a "purchase" or is probable, the issuer is required to furnish the financial statements of the business being acquired or to be acquired for specified periods. The acquisitions of a group of related business that are probable or that have occurred subsequent to the latest fiscal year-end for audited financial statements of the issuer which have been filed shall be treated as if they are a single business combination and the required statements of the related businesses may be presented on a combined basis for any periods that are under common control or management. The group of businesses is deemed to be related if they are under common control or management; acquisition of one business is conditional on the acquisition of other business or if each acquisition is conditional upon a single common event. We refer to the following excerpts from Item 310 (c) in reference to your query:

Item 310 (c) of Regulation S-B states the following:

1. If a business combination accounted for as a "purchase" has occurred or is probable, or if a business combination accounted for as a "pooling of interest" is probable, financial statements of the business acquired or to be acquired shall be furnished for the periods specified in paragraph (c)(3) of this Item.

    i. The term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method.

    ii. Acquisitions of a group of related businesses that are probable or that have occurred subsequent to the latest fiscal year-end for which audited financial statements of the issuer have been filed shall be treated as if they are a single business combination for purposes of this section. The required financial statements of related businesses may be presented on a combined basis for any periods they are under common control or management. A group of businesses are deemed to be related if:

         a.  They are under common control or management;

         b. The acquisition of one business is conditional on the acquisition of each other business; or

         c.  Each acquisition is conditioned on a single common event.

    iii. Annual financial statements required by this paragraph (c) shall be audited. The form and content of the financial statements shall be in accordance with paragraphs (a) and (b) of this Item.

2. The periods for which financial statements are to be presented are determined by comparison of the most recent annual financial statements of the business acquired or to be acquired and the small business issuer's most recent annual financial statements filed at or prior to the date of acquisition to evaluate each of the following conditions:

    i. Compare the small business issuer's investments in and advances to the acquiree to the total consolidated assets of the small business issuer as of the end of the most recently completed fiscal year. For a proposed business combination to be accounted for as a pooling of interests, also compare the number of common shares exchanged or to be exchanged by the small business issuer to its total common shares outstanding at the date the combination is initiated.

    ii. Compare the small business issuer's proportionate share of the total assets (after intercompany eliminations) of the acquiree to the total consolidated assets of the small business issuer as of the end of the most recently completed fiscal year.

    iii. Compare the small business issuer's equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the acquiree to such consolidated income of the small business issuer for the most recently completed fiscal year.

3.

    i. If none of the conditions specified in paragraph (c)(2) of this Item exceeds 20%, financial statements are not required. If any of the conditions exceed 20%, but none exceeds 40%, financial statements shall be furnished for the most recent fiscal year and any interim periods specified in paragraph (b) of this item. If any of the conditions exceed 40%, financial statements shall be furnished for the two most recent fiscal years and any interim periods specified in paragraph (b) of this item.

    ii. The separate audited balance sheet of the acquired business is not required when the small business issuer's most recent audited balance sheet filed is for a date after the acquisition was consummated.

    iii. If the aggregate impact of individually insignificant businesses acquired since the date of the most recent audited balance sheet filed for the registrant exceeds 50%, financial statements covering at least the substantial majority of the businesses acquired shall be furnished. Such financial statements shall be for the most recent fiscal year and any interim periods specified in paragraph (b) of this Item.

    iv. Registration statements not subject to the provisions of Rule 419 of this chapter (Regulation C) and proxy statements need not include separate financial statements of the acquired or to be acquired business if it does not meet or exceed any of the conditions specified in paragraph (c)(2) of this Item at the 50 percent level, and either:

         a.  The consummation of the acquisition has not yet occurred; or

         b. The effective date of the registration statement, or mailing date in the case of a proxy statement, is no more than 74 days after consummation of the business combination, and the financial statements have not been filed previously by the registrant.

    v. An issuer that omits from its initial registration statement financial statements of a recently consummated business combination pursuant to paragraph (c)(3)(iv) of this section shall furnish those financial statements and any pro forma information specified by paragraph (d) of this Item under cover of Form 8-K no later than 75 days after consummation of the acquisition.


4. If the small business issuer made a significant business acquisition subsequent to the latest fiscal year end and filed a report on Form 8-K which included audited financial statements of such acquired business for the periods required by paragraph (c)(3) of this Item and the pro forma financial information required by paragraph (d) of this Item, the determination of significance may be made by using pro forma amounts for the latest fiscal year in the report on Form 8-K rather than by using the historical amounts of the registrant. The tests may not be made by "annualizing" data.

Item 310 (b) defines Interim Financial Statements as: Interim financial statements may be unaudited; however, prior to filing, interim financial statements included in quarterly reports on Form 10-QSB must be reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as may be modified or supplemented by the Commission. If, in any filing, the issuer states that interim financial statements have been reviewed by an independent public accountant, a report of the accountant on the review must be filed with the interim financial statements. Interim financial statements shall include a balance sheet as of the end of the issuer's most recent fiscal quarter and income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding fiscal year.

The facts as they relate to Empire Global Corp's filing are as follows:

On November 4, 2005, the Empire Global Corp (the "Company") entered into a Plan of Merger and Reorganization with Excel Empire Limited (the "Excel Plan"). The Excel Plan specified that the merger would become effective upon the filing of a Certificate of Merger with the State of Delaware pursuant to a number of conditions precedent to be delivered by Excel Empire Limited to the Company. These conditions state that the Company must receive Audited financial statements for at least two years or since inception as well as interim financial statements up to the end of the recent quarterly period prior to the agreement. Since November 2005 the Company has been collecting financial data from Excel Empire Limited at the Jiaozuo Sunwin Plaza in Jiaozuo City, PRC. The process data requires the translation of financial data from the accounting standards used in China versus the generally accepted accounting principals in the United States for which the Company is required to report and file.

Since the conditions specified in paragraph (c)(2) of Item 310 exceed 40%, financial statements shall be furnished for the two most recent fiscal years and any interim periods specified in paragraph (b) of the item 310. The Company is adhering to the requirements of Item 310 (c) and (b) by collecting the financial statements for the two years ending prior to the effective date of the acquisition, and interim financial information in order to furnish pro-forma statements to the last fiscal quarter. Once this data is collected, the results will be assessed by the Company for accuracy of representations and disclosures made during the agreement negotiations. Provided there are no amendments required thereto, the Company will subsequently submit the resulting statements to the independent public auditor to audit the previous two years' financial statements and review the pro forma financial information to the end of the most recent quarter.

Once complete, the Company will consummate the business combination and shall furnish these financial statements and the pro forma information specified by this Item 310 under cover of Form 8-K no later than 75 days after consummation of the acquisition.

Although the process of obtaining data and the financials has been time consuming, given the current status of events and discussions, the Company feels confident that the acquisition of Excel Empire Limited is probable. Once complete, the Company will effectuate the acquisition and shall file a report on Form 8-K/A along with the Financial Statements as required by Item 310 (c) with the Securities and Exchange Commission within 71 days from the consummation of the agreement.

Form 10-QSB/A

Item 3 - Controls and Procedures, page 22

6. We noted that the company performed an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures within 90 days prior to your filing the company's December 31, 2005 Form 10-KSB. Pursuant to
Item 307 of regulation S-B as amended by release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic reports, which was effective August 14, 2003, such evaluation should be performed as of the end of the period covered by the report. Tell us how you considered such requirements.

ANSWER:

The Company refers to Item 307 of Regulation S-B as amended by Release No. 33-8238 whereby the Company is required to maintain disclosure controls and procedures designed to ensure that information of which it is required to disclose in the reports it files is recorded, processed and summarized within the time periods prescribed by the Commission's rules. These disclosure controls must also provide a mechanism for the information reported and filed to be accumulated and communicated to the Company's management including the principal executive officer, the principal financial officer or persons performing similar functions. In addition to the disclosure controls and procedures, Item 307 of Regulation S-B as amended by Release No. 33-8238 requires that the Company maintain internal control over financial reporting procedures that are supervised by the Company's principal executive and financial officer, or persons performing similar functions and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of the financial reporting and preparation of the financial statements in accordance with the generally accepted principles for external purposes.

The Company has established an Audit Committee comprised of an independent Chartered Accountant, an independent Certified General Accountant, and an independent bookkeeper to provide an external oversight of the policies and procedures implemented by the Company for its quarterly filings. The Company maintains an internal financial accounting system and books and records of the financial transactions on the premises at the principal address of the business. The financial statements are prepared by the bookkeeper in accordance with generally accepted accounting principles (GAAP) in the United States. The mandate provided by the Audit Committee requires that the books of the Company be summarized into financial statements within 15 days of the end of each fiscal quarter. The statements are reviewed and revised accordingly to meet the requirements under GAAP and Sarbanes-Oxley disclosures. The Audit Committee reviews the statements for accuracy and compliance and subsequently reports the resulting financial statements to the director of operations for initial review and finally to the principal executive or financial officer prior to submission to the independent public accountant for review of the quarterly report.

The Audit Committee, Principal Executive and Principal Financial Officer oversee the director of operations in his/her duties of supervising the bookkeeper in the maintenance of records in reasonable detail that accurately and fairly reflects the transactions and dispositions of the Company's assets. The Company believes that the procedures in place provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements of the Company.

Exhibit 32.2. Certification - Principal Financial Officer

7. Clarify to us why your certification makes reference to Form 10-KSB as opposed to Form 10-QSB for the period ending March 31, 2006.

ANSWER:

This is a clerical oversight. The error has been corrected and filed on Form 10-QSB/A as follows:

"In connection with the Quarterly Report of Empire Global Corp. (the
"Company") on Form 10-QSB for the period ending March 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Vic Dominelli, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 19th day of May 2006."

Form 8-K/A filed November 3, 2005

Report of Independent Registered Public Accounting Firm, Page 1

8. We noted that the report of the independent registered public accounting firm for 501 Canada Inc. was not signed. Please confirm that a manually signed audit opinion has been received from the independent registered public accounting firm.

ANSWER:

We were provided with a manually signed copy of the audit opinion. A copy is attached hereto as an Exhibit.

We also provide the following statement, in writing, as requested:

The Company and its management are in possession of all facts relating to the Company's disclosures. We are responsible for the accuracy and adequacy of the disclosures that have been made. In connection with responding to your comments, the Company acknowledges that:

    - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for any assistance that you may be able to offer us in understanding and clarifying our disclosure requirements.

Yours very truly,




s/s Ken Chu
Ken Chu, Chairman and CEO

Cc.:  Eugene Aceti, SF Partnership, LLP
      Richard Anslow, Esq,